Exhibit 4.4
Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group.
Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at Senior Executive Officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. (hereinafter, the “Plan”), in accordance with the following basic terms and conditions:
1.-Description of the Plan: The Plan consists of the delivery to the Participants (as defined below) of a certain number of shares of Telefónica, S.A. as variable remuneration and based on compliance with the objectives established for each of the cycles into which the Plan will be divided. The objectives shall be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Directors’ Remuneration Policy.
2.-Purpose: to foster commitment of the Executive Directors and of the Senior Executive Officers of the Telefónica Group to the Company and its strategic plan, linking their remuneration to the creation of value for the shareholders of Telefónica, S.A. and to the sustainable achievement of strategic objectives, such that it is in line with best remuneration practices, offering a competitive remuneration package that contributes to retaining the Senior Executive Officers who hold key positions within the Group.
For the purposes of the provisions in the Plan, the Telefónica Group shall be deemed to be the group of companies whose controlling company, within the meaning of Article 42 of the Commercial Code, is Telefónica, S.A.
3.-Plan participants: the Senior Executive Officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. who are invited to participate in the Plan, having fulfilled the requirements established for such purpose at any time (hereinafter, the “Participants”), may participate in the Plan.
The group of potential Participants is currently made up of approximately 809 Senior Executive Officers of the Telefónica Group, including the Executive Directors, although new potential Participants who fulfill the requirements established for such purpose at any time due to promotion, joining the Telefónica Group or other reasons may be added to the Plan without any modification to its terms and conditions.
4.-Plan duration: the Plan shall have a total duration of five years and shall be divided into three cycles of three years each (i.e., with delivery of the respective shares in each cycle once three years have passed from the commencement of each cycle). The first cycle shall be deemed to have commenced on January 1, 2021 (with delivery of the respective shares in 2024, once the financial statements for fiscal year 2023 have been prepared and audited), the second cycle shall commence on January 1, 2022 (with delivery of the respective shares in 2025, once the financial statements for fiscal year 2024 have been prepared and audited) and the third shall commence on January 1, 2023 (with delivery of the respective shares in 2026, once the financial statements for fiscal year 2025 have been prepared and audited).
5.-Maximum number of shares of Telefónica, S.A. included in the Plan: the maximum total number of shares of Telefónica, S.A. that are to be delivered to the Participants at the end of each of the cycles in implementation of the Plan shall be the result of dividing the maximum amount allocated to each cycle by the average weighted listing price of the shares of Telefónica, S.A. in the thirty trading days prior to January 1 of the first year of the corresponding cycle (hereinafter, the “Reference Value”).

Exhibit 4.4
The maximum total amount allocated to the Plan is set at two hundred million euros (€ 200,000,000).
The maximum amount allocated to each of the cycles of the Plan shall be determined annually by the Board of Directors upon a prior report from the Nominating, Compensation and Corporate Governance Committee, and may not exceed the aforementioned overall figure of two hundred million euros (€ 200,000,000) for the three cycles of the Plan. The amounts committed but not ultimately used in each cycle (due to non-achievement of objectives, withdrawals, etc.) shall be available for subsequent cycles.
In any event, the total shares to be delivered in implementation of the Plan to all of the Participants (including Executive Directors) at the end of each cycle can never exceed 0.45% of the share capital of Telefónica, S.A. at the commencement of the respective cycle.
In particular, if 100% of the Plan objectives (economic/financial, creation of value for the shareholders, and linked to sustainability, the environment and good governance) were met, the Executive Directors of Telefónica, S.A. would have the right, at the end of each of the three cycles, to receive a maximum number of shares whose value is equivalent to 250% of their Annual Fixed Remuneration for the first year of the respective cycle.
For the first cycle of the Plan, taking into consideration the average weighted listing price of the shares of Telefónica, S.A. in the thirty (30) trading days prior to January 1, 2021 and the Annual Fixed Remuneration of the Executive Directors for 2021, such maximum number of shares if 100% of the Plan objectives are met is equivalent to one million three hundred sixty-seven thousand eighty-one (1,367,081) shares for the Executive Chairman, Mr. José María Álvarez-Pallete López, and to one million one hundred thirty-seven thousand three hundred ninety-eight (1,137,398) shares for the Chief Operating Officer, Mr. Ángel Vilá Boix. In any event, the number of shares to be delivered shall depend on the allocation approved by the Board of Directors and on the level of achievement of the objectives of the Plan.
For each of the remaining cycles and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors shall determine the maximum amounts that will be used as a basis to set the maximum number of shares that can be delivered based on the respective Reference Value. In no case may such maximum amount exceed 250% of the Annual Fixed Remuneration of each of the Executive Directors of Telefónica, S.A. who are beneficiaries of the Plan for either of the two remaining cycles of the Plan.
The number of shares effectively delivered to each Executive Director at the end of each cycle in implementation of this Plan, as well as the number of shares effectively delivered to the other Senior Executive Officers of the Telefónica Group, shall be disclosed in accordance with the provisions of applicable law.
6.-Requirements and conditions for delivery of shares: the specific number of shares of Telefónica, S.A. that will be delivered to the Participants at the end of each cycle, within the established limit, shall be subject to and determined by the achievement of economic/financial objectives consisting of the creation of shareholder value, as well as objectives linked to sustainability, the environment and corporate governance. The objectives shall be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Directors’ Remuneration Policy.
Each Participant shall be allotted a maximum number of theoretical shares at the commencement of the respective cycle. The specific number of shares to be delivered shall depend on the level of achievement of the objectives set for each cycle.

Exhibit 4.4
In the first cycle of the Plan, subject to the approval of this resolution by the Shareholders’ Meeting and the adoption of the corresponding resolutions by the Board of Directors and by the Nominating, Compensation and Corporate Governance Committee, the number of shares to be delivered shall depend (i) 50% on achievement of the total shareholder return (hereinafter, as defined below, the “TSR”) objective for shares of Telefónica, S.A., (ii) 40% on the generation of free cash flow of the Telefónica Group (the “FCF”), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the company to reach zero net emissions by 2025.
TSR is considered the metric to determine the generation of medium-term and long-term value in the Telefónica Group, as it measures the return on the shareholder’s investment, and is defined, for such purposes, as the profitability of the share having regard to the accumulated change in the listing value of the Telefónica, S.A. share and the dividends and other similar items received by the shareholder during the first cycle of the Plan.

To determine achievement of the TSR objective and calculate the specific number of shares to be delivered for this item, the TSR of Telefónica, S.A. shares during the first cycle of the Plan shall be measured in comparison to the TSRs reached by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which shall constitute the comparison group for purposes of the Plan (hereinafter, the “Comparison Group”).

The companies included in the Comparison Group for the first cycle of the Plan, for purposes of comparing the evolution of the TSR of Telefónica, S.A. shares, are listed below:

Vodafone Group	America Movil	Deutsche Telekom
BT Group	Orange	Telecom Italia
Telenor	TeliaSonera	Swisscom
Koninklijke KPN	TIM Brasil	Proximus
Millicom	Liberty Global	Altice Europe

For subsequent cycles of the Plan and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors of Telefónica, S.A. may update the list of the companies included in the Comparison Group and determine their weighting, maintaining the economic foundations of the Plan.

In relation to achievement of the TSR objective, the Plan shall provide that the number of shares to be delivered tied to the achievement of this objective will vary between 15% of the allotted number of theoretical shares, where the performance of the TSR of Telefónica, S.A. shares is at least at the median of the Comparison Group (with the incentive not being paid below this threshold), and 50% where such performance is at the third quartile or higher of the Comparison Group, the percentage to be calculated by interpolation in those cases falling between the median and the third quartile.

To determine achievement of the FCF objective and calculate the specific number of shares to be delivered for this item, the level of FCF generated by the

Exhibit 4.4
Telefónica Group in each year shall be measured and compared to the value set in the budgets approved by the Board of Directors for each fiscal year, considering the level of final achievement of FCF to be the average of the partial annual results obtained and approved by the Nominating, Compensation and Corporate Governance Committee.

At the beginning of each cycle, the Board of Directors, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, shall determine an achievement scale that will include a minimum threshold of 90% achievement, below which no incentive will be paid, and the achievement of which will entail the delivery of 20% of the allotted theoretical shares, and a maximum level of 100% achievement, which will entail the delivery of 40% of the allotted theoretical shares.

In order to determine achievement of the CO2 Emissions Neutralization objective and calculate the specific number of shares to be delivered for this item, the level of CO2 emissions neutralization achieved at the end of the cycle will be measured, it also being necessary to achieve a particular level of reduction in scope 1 + 2 emissions, in line with the 1.5ºC scenario of the Paris Agreement (SBTi) and with the Company’s objective of net zero emissions by 2025 in its 4 core markets for scopes 1 + 2

Emission neutralization is the purchase of carbon credits to absorb CO2 from the atmosphere. To become a net zero emissions company, emissions of CO2 (scopes 1 + 2) must be reduced in line with the 1.5ºC scenario, and all remaining emissions (i.e., those that could not be avoided) must be neutralized.

Carbon credits consist of the purchase of CO2 certificates on the voluntary market. These credits are generated by projects that absorb CO2 from the atmosphere; the projects must have the highest international quality certifications and must also entail social benefits to the greatest extent possible. This information is verified annually by an external auditor.

Scope 1 and 2 emissions consist of direct and indirect CO2 emissions from our daily activity due to fuel consumption, refrigerant gas leaks and electricity use.

Net emissions are calculated as the difference between scope 1+2 emissions and the purchase of carbon credits.

The level of direct and indirect CO2 emissions from our daily activity shall be calculated as follows:

CO2 Emission = Activity x Emission Factor
Where:
-    Activity: Amount of energy, fuel, gas, etc. consumed by the Company.
-    Emission Factor: Amount of CO2 that is emitted into the atmosphere by the consumption of each unit of activity.
The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity and the emission factors of the GHG Protocol are used for fuel.
At the beginning of the cycle, the Board of Directors, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, shall determine an achievement scale that will include a minimum threshold of 90% achievement, below which no incentive will be paid, and the achievement of which will entail the delivery of 5% of the allotted theoretical shares, and a maximum level of 100% achievement, which will entail the delivery of 10% of the

Exhibit 4.4
allotted theoretical shares. In addition, a minimum level of reduction of scope 1 + 2 emissions in line with the 1.5ºC scenario of the Paris Agreement (SBTi) must be achieved for this part of the incentive to be paid.

The Nominating, Compensation and Corporate Governance Committee will conduct an annual review of the objectives, and the level of achievement will be determined upon completion of each Plan cycle. For this evaluation work, the Nominating, Compensation and Corporate Governance Committee shall have the support of the Audit and Control Committee, which will provide information regarding the results audited by the external auditor and the Company’s internal auditor, which shall be first analyzed by the Audit and Control Committee itself. The Nominating, Compensation and Corporate Governance Committee shall also take into account any associated risk in establishing objectives and evaluating achievement thereof.
Positive or negative financial effects arising out of extraordinary events that may cause distortions in the results of the evaluation shall be eliminated when determining the level of achievement of the objectives, and the quality of the results over the long term shall be considered in the proposed Long-Term Variable Remuneration.
Regardless of other conditions and requirements that may be established, in order for each of the Participants to have the right to receive the respective shares, they must maintain an employment or commercial relationship with the Telefónica Group at the delivery date for each cycle (without prejudice to any exceptions deemed appropriate) and have been related to it for at least one year.
Participants shall not receive the shares to which they may be entitled until the Nominating, Compensation and Corporate Governance Committee and the Audit and Control Committee have taken the actions described above.
7.-Date for delivery of the shares: the shares shall be delivered at the end of each cycle, i.e., in 2024, 2025 and 2026, respectively, with the specific delivery date to be determined by the Board of Directors or the body or person to which it delegates such power.
8.-Source of the shares to be delivered: subject to compliance with the legal requirements established for such purpose, the shares to be delivered to Participants may be (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.
9.-Malus and clawback clauses: the Board of Directors, following a report of the Nominating, Compensation and Corporate Governance Committee, shall assess the suitability, in relation to any of the cycles, of: (i) the total or partial cancellation of the payment of the shares pending delivery (malus), and/or (ii) the full or partial recovery of the shares delivered within twenty-four months of delivery thereof (clawback), under certain exceptional circumstances affecting the results of the Company, or resulting from improper conduct of the Executive Director.
For these purposes, exceptional circumstances to be evaluated by the Board of Directors shall include the following, by way of example:
•Reformulation of the Company's financial statements for reasons other than a change in applicable accounting standards.
•In the event that an Executive Director has been disciplined for a serious violation of the code of conduct or other internal rules applicable thereto, or for a serious violation of the legal provisions also applicable thereto.
•In any event, if it becomes clear that the delivery of the shares corresponding to the Plan has occurred wholly or partly on the basis of information which is

Exhibit 4.4
clearly shown thereafter to be false or inaccurate or based on circumstances neither anticipated or accepted by the Company, and that have a material adverse effect on the income statement.
•If the Company’s external auditor makes qualifications to its report that detract from the results taken into consideration in order to determine the amount of the variable compensation to be paid.
10.-Holding obligation and commitment to permanently hold shares: in any event, 100% of the shares delivered to the Executive Directors under the Plan shall be subject to a two-year holding period.
Pursuant to the Directors’ Remuneration Policy of Telefónica, S.A., the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as compensation) equivalent to twice their annual gross Fixed Remuneration, for so long as they remain on the Board of Directors and perform executive duties.
For so long as such requirement is not met, any shares delivered under the Plan to the Executive Directors shall be subject to a holding period of three years.
The foregoing shall not apply to shares that the Executive Directors need to sell in order to cover costs relating to the acquisition thereof or, with the approval of the Nominating, Compensation and Corporate Governance Committee, to handle extraordinary unexpected situations that require such sale.
The Board of Directors may extend the above restrictions to other Participants.

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